FALLBROOK CAPITAL SECURITIES CORP.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 77,617
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable	(21,848)
Prepaid expenses	(23,539)
NET CAPITAL	32,230
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	389,377
Total aggregate indebtedness	389,377
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required - the greater of 6.67% of aggregate indebtedness or $5,000	25,958
Excess net capital	6,272
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	(6,708)
Percentage of aggregate indebtedness to net capital	1208.12%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA amended FOCUS report as of December 31, 2015.